Exhibit 99.1

Jeffs’ Brands’ 2022 Black Friday Sales Surged 60% Year Over Year

The Company’s brands generated revenues of approximately $190,000

Tel Aviv, Israel, Nov. 28, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that its brands’ sales on Amazon on November 25, 2022, known as Black Friday, the day after the Thanksgiving holiday.

Total estimated revenues generated by its brands on that date were approximately $190,000, an increase of approximately 60% compared to approximately $118,055 in 2021 Black Friday sales.

According to Adobe Inc., which tracks sales on retailers’ websites, Black Friday online spending hit a record of $9.2 billion, an increase of 2.3% year over year.

Adobe expects Cyber Monday, November 28, 2022, to be the season’s biggest online shopping day again, driving $11.2 billion in spend, compared to $10.7 billion on Cyber Monday last year.

“We are pleased with the amazing results we achieved during this one day of sales. The increase in revenues compared to Black Friday in 2021, reflects our evolving capabilities, both in product offerings and in marketing abilities. We believe that these results represent the overall actions we took this year to support our operations and expand our reach, and we plan on continue them on Cyber Monday as well,” said Viki Hakmon, Chief Executive Officer of the Company.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the increase in 2022 Black Friday revenues as compared to 2021 Black Friday revenues and the potential causes, our expectations for Cyber Monday and our intention to expand the brand’s reach by launching its products in new territories and platforms.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com